

September 9, 2013

Via E-mail
Mr. Anthony Passmore
Chief Executive Officer
X-Treme Investments, Inc.
1401 West Fort Street
No. 311082
Detroit, MI 48231

> **Re: X-Treme Investments**
> **Registration Statement on Form S-1**
> **Filed August 12, 2013**
> **File No. 333-190573**

Dear Mr. Passmore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that in discussing the definition of a "blank check" company in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

We note your disclosure in the last paragraph on page 4 that neither you nor Mr. Passmore have present plans to merger or enter into a change of control transaction. However, your disclosure shows that you have no assets, no revenues, no operations, and no contracts regarding the company's proposed products or services. Additionally, on page 4 you disclose that your objective will be the "acquisition, development, and operations services of companies…." In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2.   Please revise your disclosure, as appropriate, to clarify your intended business. On page 4 you state that your principal business objective is the "acquisition, development, and operations services of companies that will provide services and solutions in diverse industries." On page 19, you state that your principal business objective is the "acquisition, development, lease, and management of commercial and residential performing and non-performing real estate assets and businesses." In Note 1 to your financial statements you indicate you develop proprietary software.

3.   In connection with the preceding comment, to the extent you intend to invest in real estate, please advise why you have not filed on Form S-11. To the extent it is appropriate to file on Form S-11, please do so with your next amendment. Further, please ensure that you provide the disclosure required by Industry Guide 5. Please refer to the Division's Disclosure Guidance Topic No. 6 for guidance. If instead, you intend to focus on acquiring other businesses, please disclose whether you intend to target particular businesses initially, whether you intend to focus on a particular geographical location initially, and the experience you have in providing these types of services based on the businesses targeted and the targeted locations.

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover page

5.   We note your disclosure that you will bear all the expenses in connection with this registration statement. We note that you do not have sufficient cash flow from operations to finance these expenses. Please advise how you intend to finance the expenses, or revise.

6.   Please clarify that this is a best efforts offering and, if accurate, that your officer will not receive any compensation for offering or selling your securities. Additionally, please provide the disclosure requested by Item 501 of Regulation S-K. Please make similar revisions to your "Plan of Distribution" section on page 36.

7.   Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

We are an Emerging Growth Company, page 5

8.   We note your disclosure on page 6 states: "Since X-Treme Investments is not currently in registration, we intend to scale back our disclosure. In addition, we are asking for confidential treatment with respect to our registration statement."   We note that this registration statement was filed publicly and therefore confidential treatment is not available. Please remove this statement.

9.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

   •   Describe how and when a company may lose emerging growth company status;

   •   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

Risk Factors, page 8

10.   Your risk factor section includes a substantial number of risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

Our business strategy is unproven …, page 8

11.   We note your reference in the second sentence to existing consulting business revenue. It does not appear that you have an existing source of revenue. Please revise, as appropriate, to clarify this. Please make similar revisions to your other risk factors as appropriate.

Risks Relating to Our Stock, page 11

Anthony Pass more currently owns directly and indirectly 100 percent …, page 11

12.   Please expand this risk factor to disclose that Mr. Passmore, as a result of his ownership percentage, may have the ability to make decisions regarding, (i) whether to issue

common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions, including his own compensation arrangements, (iii) the appointment of all directors; and (iv) whether to enter into material transactions with related parties.

Use of Proceeds, page 17

13.   Please explain the difference between "General Operations" and "Working Capital." Additionally, please revise your disclosure to provide greater specificity regarding your intended use of proceeds.

Dilution, page 18

14.   We note that the disclosure in the last paragraph of page 18 is inconsistent with the information disclosed in the dilution table on page 19 and the historical net tangible book value per share derived from your balance sheet. Please revise to correct these conflicts and to disclose the number of shares assumed to be issued in the offering for purposes of your presentation of dilution.

Business, page 19

Affiliated Property Manager, page 20

15.   We note your disclosure that properties you purchase will be managed and leased by an affiliate. Please disclose the amount you intend to pay to the affiliated party. Please refer to Item 4 of Industry Guide 5. Additionally, please identify the individuals who work for you that will also work for your property manager.

16.   Please clarify whether your property manager will perform services for other entities. Please add disclosure regarding this specific potential conflict of interest on page 29, as appropriate.

Management's Discussion and Analysis …, page 21

Liquidity and Capital Resources, page 23

17.   Please clarify how you expect to fund your operations for the next 12 months.

Management, page 25

Executive Officers and Directors …, page 25

18.   We note your disclosure that your "directors elect officers annually." Please add a risk factor to address risks this may present.

19.   Please disclose how often directors will be up for election.

20.   Please revise your disclosure regarding Mr. Passmore to discuss his specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Summary of Cash and Certain Other Compensation, page 30

21.   If contemplated, please provide disclosure regarding the amount you intend to pay to Mr. Passmore as compensation, including any equity plan, once you have sufficient funds.

Financial Statements

22.   Please update the financial statements and all related disclosures, including MD&A, in accordance with Regulation S-X Rule 8-08.

Part II. Information Not Required in the Prospectus, page 41

Item 15. Recent Sales of Unregistered Securities, page 41

23.   Please disclose the amount paid for the unregistered securities. Please refer to Item 701(c) of Regulation S-K. Since the shares were sold to Mr. Passmore, include similar disclosure on page 31.

Item 16. Exhibits and Financial Schedules, page 42

24.   We note that you have incorporated Exhibit 11.0 by referring to "material contained in the registration statement." Please file the exhibit.

Exhibit 5.0

25.   We note the statement by counsel that: "We express no opinion with regard to the applicability or effect of the law of any jurisdiction other than, as in effect on the date of this letter, (a) the internal laws of the State of Nevada (based solely upon our review of a standard compilation thereof)." Please have counsel explain why the parenthetical statement is appropriate or remove the statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel